November 4, 2015	ATTORNEYS AT LAW 777 EAST WISCONSIN AVENUE MILWAUKEE, WI 53202-5306 414.271.2400 TEL 414.297.4900 FAX WWW.FOLEY.COM WRITER’S DIRECT LINE 414.297.5668 rryba@foley.com CLIENT-MATTER NUMBER 043825-0319

VIA EDGAR

U.S. Securities and Exchange Commission

100 F. Street, N.E.

Washington, D.C. 20549

Re:                             Journal Media Group, Inc.
Commission File Number:  001-36879
Preliminary Proxy Materials Relating to Special Meeting of Shareholders

Ladies and Gentlemen:

On behalf of Journal Media Group, Inc., a Wisconsin corporation (the “Company”), we are transmitting for filing under Rule 14a-6(a) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), the Company’s preliminary proxy statement and form of proxy (the “Preliminary Proxy Materials”) relating to the Company’s Special Meeting of Shareholders (the “Special Meeting”).

The Company is filing the Preliminary Proxy Materials because the Preliminary Proxy Materials contain proposals asking the Company’s shareholders to: (i) approve the Agreement and Plan of Merger among the Company, Gannett Co., Inc. and Jupiter Merger Sub, Inc. (“Merger Sub”), and the merger of Merger Sub with and into the Company contemplated thereby (the “Merger Proposal”); and (ii) approve the adjournment or postponement of the Special Meeting, if necessary or appropriate, to solicit additional proxies in the event there are not sufficient votes at the time of the Special Meeting to approve the Merger Proposal.  As an emerging growth company, the Company is not required to seek an advisory, non-binding vote of its shareholders for “golden parachute compensation” that may be paid to the Company’s named executive officers in connection with the proposed merger.

Please be advised that, in accordance with Rule 14a-6(b) of the Exchange Act, the Company currently intends to file with the U.S. Securities and Exchange Commission definitive proxy materials on or about November 16, 2015. Please direct any communications concerning the Preliminary Proxy Materials to the undersigned at (414) 297-5668 or rryba@foley.com or to Jason M. Hille at (414) 319-7336 or jhille@foley.com.

Very truly yours,

/s/ Russell E. Ryba

Russell E. Ryba

cc:	Timothy E. Stautberg
Jason R. Graham
Hillary A. Ebach
Journal Media Group, Inc.

BOSTON	JACKSONVILLE	MILWAUKEE	SAN DIEGO	TALLAHASSEE
BRUSSELS	LOS ANGELES	NEW YORK	SAN FRANCISCO	TAMPA
CHICAGO	MADISON	ORLANDO	SHANGHAI	TOKYO
DETROIT	MIAMI	SACRAMENTO	SILICON VALLEY	WASHINGTON, D.C.